FORM 6-K


             SECURITIES AND EXCHANGE COMMISSION


                   Washington, D.C. 20549


                  Report of Foreign Issuer

             Pursuant to Rule 13a-16 or 15d-16 of
             The Securities Exchange Act of 1934


                     Northern Rock plc
       (Translation of registrant's name into English)


                    Northern Rock House
                        Gosforth
                    Newcastle upon Tyne
                         England
                         NE3 4PL
           (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.


               Form 20-F..X.. Form 40-F.....



Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.


                     Yes ..... No ..X..


                          INDEX


Document

No. 1    FRN Variable Rate Fix released on 29 November 2002
No. 2    Director Shareholding released on 29 November 2002
No. 3    Director Shareholding released on 29 November 2002
No. 4    FRN Variable Rate Fix released on 28 November 2002
No. 5    FRN Variable Rate Fix released on 28 November 2002
No. 6    Doc re Pricing Supplement released on 27 November 2002
No. 7    FRN Variable Rate Fix released on 27 November 2002

Document No. 1

RE:   NORTHERN ROCK PLC
      GBP 14,000,000 SERIES 172 EMTN
      DUE 01 APRIL 2003
      ISIN: XS0107411653

PLEASE BE ADVISED THAT THE INTEREST RATE FOR THE PERIOD
29NOV02 TO 28FEB03 HAS BEEN FIXED AT 4.03141 PCT PER ANNUM.

INTEREST PAYABLE VALUE 28FEB03 WILL AMOUNT TO:
GBP 1,005.09 PBR GBP 100,000 DENOMINATION.


IF YOU HAVE ANY QUERIES PLEASE CONTACT THE RATE FIX DESK ON
TEL: 44 207 508 3857/3855 OR FAX: 44 207 508 3881


RATEFIX DESK
CITIBANK N.A. LONDON

Document No. 2
                               NORTHERN ROCK PLC

                          EMPLOYEE SHARE OPTION SCHEME


Northern Rock plc (the Company) announces that on 29 November 2002 Carey Langlois Trust Company Limited as Trustees of the Northern Rock Employee Trust (a discretionary trust of which all employees of the Northern Rock Group are potential beneficiaries) transferred 2,500 Ordinary 25p Shares (Shares) in the Company at GBP6.775 per Share to individuals who have exercised share options granted to them under the Company's Employee Share Option Scheme (an Inland Revenue Approved Share Option Scheme under which options were granted to substantially all employees in June 1998). The Executive Directors are deemed for Companies Act purposes to be interested in all Shares held by the Northern Rock Employee Trust.

Following these transactions, the Northern Rock Employee Trust holds a total of 5,617,922 Shares representing 1.33% of the Company's issued share capital.

Document No. 3
                               Northern Rock plc

     Notification of Acquisition of Shares by Northern Rock Employee Trust


Northern Rock plc (the Company) announces the purchase on 29 November 2002 of 38,386 Ordinary 25p Shares in the Company (Shares) by Carey Langlois Trust Company Limited as Trustees of the Northern Rock Employee Trust (a discretionary trust under which all employees of the Northern Rock Group are potential beneficiaries) in order to cover the Ordinary 25p Shares which may be transferred to Executive Directors and other participants under various executive and other employee share schemes on maturity of awards made under various executive share schemes. These Shares were purchased at a price of GBP6.78 per Share.

Following this transaction, the Northern Rock Employee Trust holds a total of 5,620,422 Ordinary 25p Shares, representing 1.33% of the Company's issued share capital.

The Executive Directors are deemed for Companies Act purposes to be interested in all Shares held by the Northern Rock Employee Trust.

Document No. 4

RE:     NORTHERN ROCK PLC
        USD 400,000,000 SERIES 198 EMTN
        DUE: FEBRUARY 2006
        ISIN: XS0125090810

PLEASE BE ADVISED THAT THE INTEREST RATE FOR THE PERIOD
29NOV02 TO 28FEB03 HAS BEEN FIXED AT 1.57 PCT PER ANNUM.

INTEREST PAYABLE VALUE 28FEB03 WILL AMOUNT TO:
USD 39.69 PER USD 10,000 DENOMINATION.
USD 396.86 PER USD 100,000 DENOMINATION.

IF YOU HAVE ANY QUERIES PLEASE CONTACT THE RATE FIX DESK ON
TEL: 44 20 7508 3857/3855 OR FAX: 44 20 7508 3881

RATEFIX DESK
CITIBANK N.A. LONDON

Document No. 5

RE:     NORTHERN ROCK PLC
        USD 50,000,000 SERIES 208 EMTN
        DUE: 28 AUG 2003
        ISIN: XS0134411544

PLEASE BE ADVISED THAT THE INTEREST RATE FOR THE PERIOD
29NOV02 TO 28FEB03 HAS BEEN FIXED AT 1.495 PCT PER ANNUM.

INTEREST PAYABLE VALUE 28FEB03 WILL AMOUNT TO:
USD 37.79 PER USD 10,000 DENOMINATION.

IF YOU HAVE ANY QUERIES PLEASE CONTACT THE RATE FIX DESK ON
TEL: 44 207 508 3856/3855 OR FAX: 44 207 508 3881

RATEFIX DESK
CITIBANK N.A. LONDON

Document No. 6

Pricing Supplement

Issuer:                              Northern Rock plc
Series Number:                       232
Description:                         GBP30,000,000
Currency/ Principal Amount:          Pounds Sterling
Issue Price:                         100.00 per cent
Specified Denomination               GBP10,000
Issue Date:                          19 November 2002
Maturity Date:                       20 August 2007
ISIN:                                XSO158180009

   A copy of the above document has been submitted to the UK Listing Authority and will shortly be available for inspection at the UK Listing Authority's
            Document Viewing Facility, which is situated at:

Financial Services Authority
25 The North Colonnade Canary Wharf
London
E14 5HS

Tel. no. (0)20 7676 1000

(Documents will normally be available for inspection within six normal business hours of this notice being given).

Document No. 7

RE: NORTHERN ROCK PLC
    GBP 3,150,000 SERIES 170 EMTN
    DUE 26 NOVEMBER 2003
    ISIN: XS0104775225

PLEASE BE ADVISED THAT THE INTEREST RATE FOR THE PERIOD
26NOV02 TO 26FEB03 HAS BEEN FIXED AT 3.99625 PCT PER ANNUM.

INTEREST PAYABLE VALUE 26FEB03 WILL AMOUNT TO:
GBP 100.73 PER GBP 10,000 DENOMINATION.

IF YOU HAVE ANY QUERIES PLEASE CONTACT THE RATE FIX DESK ON
TEL: 44 171 508 3857/3855 OR FAX: 44 171 508 3881.

RATEFIX DESK
CITIBANK N.A., LONDON

                        SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.


                              Northern Rock plc
                                (Registrant)



Date:  02 December 2002         By:____J Shipley_____

                                Name:       J Shipley
                                Title:      Assistant Company Secretary